Exhibit 17.1

From: Chris Marquis

Date: Tue, Jul 9, 2013 at 11:43 AM

Subject: Director for HyperSolar Resignation

To: Tim Young <tyoung@hypersolar.com>

Dear Tim,

I hereby resign as a Director and Secretary HyperSolar, Inc. (the "Company"), effective immediately.  I am resigning to be able to take a position with GE Capital that does not allow me to hold a board seat of a public company.

I have been assured by management that all books, records, corporate governance issues and filings during the time I have served as Director and Corporate Officer have been handled and administrated properly.

I wish the Company's shareholders, Officers & Directors success.

Sincerely,

Christopher Marquis